 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

April 08, 2010

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: April 08, 2010

                                                                       By:   /s/ Susan Henderson
                                                        -----------------
                                                 Susan Henderson
                                                 Company Secretary

SMITH & NEPHEW PLC
8 APRIL 2010

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or underlying issuer of existing shares to which voting rights are attached:

Smith & Nephew plc

2. Reason for the notification:

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

BlackRock, Inc.

4. Full name of shareholder(s)  (if different from 3.):

BlackRock Investment Management (UK) Limited

5. Date of the transaction and date on which the threshold is crossed or reached:

6th April 2010

6. Date on which issuer notified:

8th April 2010

7. Threshold(s) that is/are crossed or reached:

5% threshold has been exceeded

8. Notified details:

8A: Voting rights attached to shares

Class/type of shares: GB0009223206

Situation previous to the triggering transaction:

Number of shares	Number of Voting Rights
41,801,277	41,801,277

Resulting situation after the triggering transaction:

Number of Shares	Number of Voting Rights (Direct)	Number of Voting Rights (Indirect)	% of voting rights (Direct)	% of voting rights (Indirect)
n/a	n/a	42,473,906	n/a	4.78%

8B: Qualifying Financial Instruments

Resulting situation after the triggering transaction:

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
n/a	n/a	n/a	n/a	n/a

8C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction:

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights
					Nominal	Delta
CFD	n/a	n/a	n/a	2,233,819	0.25%	0.25%

Total (A+B+C):

Number of voting rights	Percentage of voting rights
44,707,725	5.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

BlackRock Investment Management (UK) Limited - 44,707,725 (5.03%)

Proxy Voting:

10. Name of the proxy holder:

n/a

11. Number of voting rights proxy holder will cease to hold:

n/a

12. Date on which proxy holder will cease to hold voting rights:

n/a

13. Additional information:

Notification using the total voting rights figure of 888,513,204

Notification under DTR Sourcebook

14. Contact name for enquiries:

Susan Henderson
020 7401 7646

15. Company official responsible for making notification:

Susan Henderson
Company Secretary
020 7401 7646